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                                                                      EXHIBIT 20

                                January 10, 1996


FOR IMMEDIATE  RELEASE

          CONTACT:       GEORGE R. CARRUTHERS
                         EXECUTIVE VICE PRESIDENT AND
                         CHIEF FINANCIAL OFFICER
                         TEXAS REGIONAL BANCSHARES, INC.
                              (210) 632-7613


TEXAS REGIONAL BANCSHARES, INC. TO ACQUIRE FIRST STATE BANK AND TRUST COMPANY, MISSION, TEXAS, AND THE BORDER BANK, HIDALGO, TEXAS


McALLEN, TEXAS,   (January 10, 1996) Texas Regional Bancshares, Inc.,
(NASDAQ/NM-TRBS), and First State Bank and Trust Co., Mission, Texas, and The Border Bank, Hidalgo, Texas, announced today agreements under which Texas State Bank, the principal operating subsidiary of Texas Regional Bancshares, will acquire through merger the First State Bank and The Border Bank. The announcement was made jointly by Glen E. Roney, Chairman of Texas Regional Bancshares and Elliott B. Bottom, Chairman of both First State Bank and The Border Bank.
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The agreements have been approved by the appropriate Boards of Directors of
Texas Regional Bancshares, Texas State Bank, First State Bank and The Border
Bank.

Under terms of the agreements, Texas State Bank will acquire the First State Bank for a total cash consideration of $79.0 million and will acquire The Border Bank, for a total cash consideration of $20.5 million.

Both acquisitions are subject to completion of satisfactory due diligence by Texas Regional Bancshares and must be approved by the shareholders of the First State Bank and The Border Bank. These acquisitions must also be approved by the appropriate regulators. Closing is also contingent upon Texas Regional Bancshares having successfully raised additional capital to partially fund these transactions on terms and conditions acceptable to Texas Regional Bancshares.

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At September 30, 1995, Texas Regional Bancshares reported  assets of $619.3 million, equity of $60.7 million and earnings for the nine months ended September 30, 1995, of $6.3 million, representing an annualized return on average assets of 1.51%. At September 30, 1995, First State Bank reported assets of $405.3 million, equity of $58.2 million and earnings for the nine months ended September 30, 1995, of $7.3 million, representing an annualized return on average assets of 2.38%. At September 30, 1995, The Border Bank reported assets of $115.3 million, equity of $16.8 million and earnings for the nine months ended September 30, 1995, of $1.6 million, representing an annualized return on average assets of 1.89%.

This will give Texas State Bank 15 banking locations, providing full service banking to its customers. All locations will become part of Texas State Bank and operate under the Texas State Bank name.

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It was also announced that Elliott B. Bottom would remain as President and Chief
Executive Officer of the Mission locations and Brent Bottom would remain as the Chief Executive Officer of the Hidalgo location.

Glen E. Roney and Elliott B. Bottom each have over 35 years banking experience serving this market area.

When these transactions are completed, Texas Regional Bancshares will be the largest banking organization headquartered in the Rio Grande Valley of Texas, with assets of over $1.1 billion and estimated capital of over $100 million.